ALIANZA MINERALS LTD.

(Formerly Tarsis Resources Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED JUNE 30, 2016

OVERVIEW AND INTRODUCTORY COMMENT

Alianza Minerals Ltd. (“Alianza” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “ANZ”. The Company is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America.  As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.  The Company has properties in Peru, Nevada USA and Yukon Canada. The Company also has a 1% NSR (capped at $1,000,000) on certain properties in Mexico.

This MD&A is dated August 23, 2016 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended June 30, 2016 and the Company’s audited consolidated financial statements for the year ended September 30, 2015 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.alianzaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

On October 28, 2015, the Company announced that the first phase of a generative exploration program in southern Peru has been completed. This work included data compilation and targeting to be followed by the next phase of field reconnaissance and target acquisition.

On February 11, 2016, the Company announced that it undertook an extensive geological targeting exercise (The Southern Peru Generative Study) to identify new grassroots gold and base metal exploration targets. In excess of 30 targets were generated and are being prioritized for acquisition in the second phase of the program, with a focus on potentially large and high grade targets. This will provide Alianza with a strong portfolio of additional projects in southern Peru to advance and present to strategic partners.

On July 6, 2016, the Company announced that a prospecting, mapping and sampling program has been completed at the Isy property in Peru. A total of 114 samples were submitted for analyses, including 18 soil samples, 91 rock samples and 5 control standards. Highlights of the program include the expansion of the area of low sulphidation quartz veining at the Jello Orcco area to a strike length of 2.7 kilometres and a vertical extent of 200 metres.

At the Jello Orcco prospect area, previous work sampled 83.8 gram per tonne (g/t) silver and 0.54 g/t gold from low sulphidation-style quartz veining. This area was targeted for detailed follow up including 1:2000 scale mapping, prospecting and sampling which resulted in the identification of north trending veins generally 0.4 to 1.5 metres in width (locally up to 10 metres wide) occurring discontinuously over 2.7 kilometres of strike length. The veins are hosted in a variable sequence of volcaniclastic rocks.

On May 2, 2016, the Company announced the appointment of Geoff Chater as a director of the Company and granted 100,000 options at an exercise price of $0.25 expiring on April 29, 2021 to Mr. Chater.

In July 2016, 50 King Capital Exploration Inc. (“50 King”) terminated the Limited Liability Company Membership Agreement in respect of the Yanac property, retaining only a 0.5% NSR on the Yanac property based on prior expenditures.  The Company and 50 King are in the process of transferring the ownership of the property back to the Company.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On March 2, 2016, the Company settled a debt owing to its largest shareholder, Pacific Opportunity Capital Ltd. (“Pacific”) in the amount of $300,000 for a 2 million common shares at a price of $0.15 per common share. Pacific has arranged for 500,000 of these debt settlement shares to be set aside in a Bonus Pool to be granted to the management based on the successful completion of certain milestones relating to the execution of the Company’s joint venture business model.

On March 8, 2016, the Company completed a non-brokered private placement by issuing 7,000,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $700,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 4 year period at a price of $0.15.  In connection with the financing, the Company paid $22,375 as a cash finder’s fee and issued 223,750 finder’s warrants, each of which is exercisable into one Unit at a price of $0.10 for a period of 18 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 4 year period at a price of $0.15.  All securities have a 4-month hold period expiring on July 8, 2016.

On April 7, 2016, the Company completed the second tranche of a non-brokered private placement by issuing 3,100,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $310,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 4 year period at a price of $0.15.  In connection with the financing, the Company issued 155,000 finder’s warrants, each of which is exercisable into one Unit at a price of $0.10 for a period of 18 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 4 year period at a price of $0.15.  All securities have a 4-month hold period expiring on August 7, 2016.

The gross proceeds of the financings are used for the Company’s working capital, general corporate expenses and to undertake further early stage exploration in certain Nevada and Peru properties, and for generating new projects.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2016. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at June 30, 2016, the Company had working capital of $298,317 (September 30, 2015 – working capital deficit of $87,298). With respect to working capital, $308,784 was held in cash (September 30, 2015 - $17,000). The increase is due to: (a) net proceeds from the financing activities of $945,846; while being offset by (b) operating activities of $429,842; and (c) the exploration and evaluation assets expenditures of $222,924.

Operations

For the three months ended June 30, 2016 compared with the three months ended June 30, 2015:

Excluding the non-cash depreciation of $849 (2015 - $970) and share-based payments of $14,600 (2015 - $289,955), the Company’s general and administrative expenses amounted to $238,861 (2015 - $147,435), an increase of $91,426.  The change in the expenses was mainly due to increase in: (a) accounting and legal fees of $41,304 (2015 - $13,163); (b) wages, benefits and consulting fees of $116,017 (2015 - $68,678); and (c) property investigation expenses of $41,595 (2015 - $12,301).

During the three months ended June 30, 2016, the Company reported a loss of $275,436 (2015 – $861,859), a decrease of $586,423.  This is a result of (a) a decrease in write-down of exploration and evaluation assets (2016 - $20,063, 2015 - $366,065) and (b) a reduction in share-based payments.

For the nine months ended June 30, 2016 compared with the nine months ended June 30, 2015:

Excluding the non-cash depreciation of $2,756 (2015 - $1,455) and share-based payments of $14,600 (2015 - $289,955), the Company’s general and administrative expenses amounted to $580,148 (2015 - $429,611), an increase of $150,537.  The change in the expenses was mainly due to increase in: (a) accounting and legal fees of $170,771 (2015 - $148,721); (b) wages, benefits and consulting fees of $228,677 (2015 - $159,452); and (c) property investigation expenses of $56,225 (2015 - $12,301).

During the nine months ended June 30, 2016, the Company reported a loss of $1,118,255 (2015 – $1,171,089), a decrease of $52,834.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 ($193,000 for 2014 and $370,000 for 2015) relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 ($63,000 for 2014 and $140,000 for 2015) relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties, Yago, Mezquites and San Pedro, to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR December 21, 2015 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at June 30, 2016:

	Issued and Outstanding
	June 30, 2016	August 29, 2016

Common shares outstanding	25,879,078	25,879,078
Stock options	1,391,500	1,391,500
Warrants	17,692,833	17,692,833
Finder’s options	378,750	378,750
Warrants associated with finder’s options	378,750	378,750
Fully diluted common shares outstanding	45,720,911	45,720,911

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Persons as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.